Exhibit 99.2

Dear Magic Jack Board,

I have tried several times to engage you in an amicable, productive discussion for the purpose of creating value for all shareholders. Regrettably, you have not even replied to me. Therefore, I am writing this letter and look forward to a fruitful discussion.

First, I would like to point out that the current Board of Directors and executive leadership (exception of Mr. Izhak Gross) has functioned, virtually, with complete freedom and without outside pressure and/or shareholder activism. They have presided over an extremely disappointing and unsuccessful stretch of the last 3 years 8 months. Since the current Chairman and CEO have been installed as our leaders in January of 2013, our shares have declined from approximately $18.55 on January 2 to approximately $5.28 per share, a 71.5% decline. During this same period, our closest peer, VG, has gone from $2.37 per share on January 2, 2013 to $6.35 per share current price – a 168% return. EGHT (which is focused on the enterprise space) has climbed from $7.47 per share to $12.94 per share – an 73.2% return.

While we are aware that no comparisons are ever exactly apples to apples, we do believe that we have some very distinct advantages/assets that are not being properly monetized. For example, we have our own CLEC network, one of the lowest costs of telephone services in the world, an advanced wireless app, a very strong balance sheet, strong free cash flow and a solid, well-known brand.

During the last 3 ½ years the current leadership has announced several growth initiatives dating back to Q1 2013, which we will touch on briefly:

1.	International expansion

2.	SMB/SOHO (small business)

3.	App monetization

Sadly, through Q2 of 2016, we estimate that there is currently less than $1 million of revenue YTD from all of the initiatives combined.

In March, leadership spent $40 million in cash and stock to acquire B.S. (Broadsmart). In its first quarterly debut, B.S. did $3 million in revenue and $500,000 in EBITDA (management forecasted approximately $16 million revenue and $5 million in EBITDA for 2016).

Lastly, while churn has come down from 3% to 2.5% in the latest quarter, it is still considerably higher than our peers and unacceptable. In fact, at a target 1.8% churn, which we believe is attainable through “better execution,” our core business would actually be stable, given our TTM gross line additions. Our competitors, on average, are well below that. All of the above being stated, we believe CALL shares are significantly undervalued, and are below their intrinsic value. We believe, with “effective execution” on the right growth initiatives, as well as an equally important focus on capital allocation, significant upside exists for CALL shareholders. However, the “status quo” must cease, and “correct change” be implemented. We are immediately calling for two simple yet extremely important changes.

1.	A $50 million stock buyback to be executed over the next three years (a conservative estimate of our projected free cash flow, exception being if our stock no longer trades at a significant discount to our peers)

2.	Addition of two new board members with proven track records of delivering high returns for shareholders. The additional criteria for the new board members will be that they have telco/VoIP experience and will be engaged with and exercise active oversight of management, holding them accountable to our goals of growing and reinventing the company. The clear objectives will be to:

1.	Ensure growth of app revenue

2.	Bring in international revenue

3.	Grow “Magicjack for Business” (small enterprise)

4.	Grow B.S. (enterprise)

5.	Reduce churn to below 1.8% and in-line with our peer average, through more effective renewals, (focus on auto renewal) and improved customer service

6.	Foster a culture of innovation and creativity that is married to execution and results

While we know some of these objectives are not different from what management and the board have stated already, we insist upon new outside talent that can successfully aid in the acceleration of growth. Sadly, the current management team has been ineffective in yielding results.

We believe significant upside exists when our articulated game plan is executed upon along with a large share repurchase. For example, if CALL were to generate organic growth next year, with revenue growing 5-9% and EBITDA at a faster rate, we believe the market will “reprice CALL shares” at or near parity with VG. Our math is as follows:

Total revenue of $112.5 million in 2017:

$86 million consumer core

$2.5 million app revenue

$16 million B.S. revenue

$6 million Magicjack for Business

$2 million Other

We would anticipate EBITDA $30 million full year with EBITDA margins increasing in 2H 2017 as revenue grows. If our share count is reduced to 13 million by 2017 year-end (through stock buyback) and we trade at a 12x EBITDA (VG currently trades at 14.93x EBITDA) our stock would trade at $27.20 per share before adding back cash.

We believe that CALL has many dedicated, talented employees, and as such, we believe they should be rewarded and participate in the future success of the company with stock options. Not just top level management. To all of these above unnamed, unrecognized employees, we thank you!

In summary, we look forward to constructive conversations with the board and implementation of these changes and significant value creation for all employees and shareholders.

Sincerely,

/s/ David L. Kanen

David L. Kanen

President, Kanen Wealth Management, LLC